                                            Filed Pursuant to Rule 424(b)(4)
                                            File No. 333-76716


                                  I-MANY, INC.

                         582,153 SHARES OF COMMON STOCK

       This prospectus relates to resales of shares of our common stock that are being resold by the selling stockholders identified in this prospectus.

       We will not receive any proceeds from the sale of the shares.

       The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

       We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may decide to not sell any or all of the shares offered by this prospectus.

       Our common stock is traded on the Nasdaq National Market under the symbol "IMNY." On January 16, 2002, the closing sale price of the common stock on Nasdaq was $8.40 per share. You are urged to obtain current market quotations for the common stock.

                      -------------------------------------

       INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                     --------------------------------------

       THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this prospectus is January 22, 2002.

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "I-MANY," "WE," "US" AND "OUR" REFER TO I-MANY, INC., A DELAWARE CORPORATION.

                            ------------------------

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                       --------
The Company..........................................................      2
Risk Factors.........................................................      2
Cautionary Note Regarding Forward-Looking Statements.................      6
Use of Proceeds......................................................      6
Selling Stockholder..................................................      6
Dilution.............................................................      8
Plan of Distribution.................................................      8
Legal Matters........................................................     10
Experts..............................................................     10
Where You Can Find More Information..................................     10
Incorporation of Certain Documents by Reference......................     10

                            ------------------------

       We own or have rights to tradenames and trademarks that we use in connection with the sale of our products and services. We own the U.S. registered trademark CARS-Registered Trademark-, which is an acronym for our Contract Administration and Reporting System and the U.S. registered trademark "I-many." All other trademarks and service marks referenced in this prospectus are the property of their respective owners.

                                   THE COMPANY

       Our principal executive offices are located at 537 Congress Street, Portland, Maine 04101. Our telephone number at that address is (207) 774-3244. Our primary sales and marketing office is located in Edison, New Jersey. Our website is located at WWW.IMANY.COM. The information contained on our website is not part of this prospectus.


                                  RISK FACTORS


       ANY INVESTMENT IN OUR SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD LIKELY SUFFER. IN THESE CIRCUMSTANCES, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

       WE HAVE INCURRED SUBSTANTIAL LOSSES IN 1999 AND 2000 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND OUR RETURN TO PROFITABILITY IS UNCERTAIN

       We incurred net losses of approximately $5.2 million in the year ended December 31, 1999, $24.2 million in the year ended December 31, 2000 and $16.8 million in the nine months ended September 30, 2001, and we had an accumulated deficit at September 30, 2001 of $46.6 million. We expect to continue spending significantly, principally for sales, marketing and development expenses, and therefore we will need to grow our revenues significantly before we reach profitability. In addition, as we announced in our July 2, 2001 press release, our second quarter results were impacted by a number of factors that deferred purchases from us, and we cannot assure you that we will not continue to be affected by these factors. Although we have been profitable in certain years, we cannot assure you that we will achieve sufficient revenues to become profitable in the future. If our revenue grows more slowly than we anticipate or if our operating expenses either increase more than we expect or cannot be reduced in light of lower than expected revenue, we may not be profitable.

IT IS DIFFICULT FOR US TO PREDICT WHEN OR IF SALES WILL OCCUR AND WE OFTEN INCUR SIGNIFICANT SELLING EXPENSES IN ADVANCE OF OUR RECOGNITION OF ANY RELATED REVENUE

       Our clients view the purchase of our software applications and related professional services as a significant and strategic decision. As a result, clients carefully evaluate our software products and services. The length of this evaluation process is affected by factors such as the client's need to rapidly implement a solution and whether the client is new or is extending an existing implementation. The license of our software products may also be subject to delays if the client has lengthy internal budgeting, approval and evaluation processes which are quite common in the context of introducing large enterprise-wide tools. We may incur significant selling and marketing expenses during a client's evaluation period, including the costs of developing a full proposal and completing a rapid proof of concept or custom demonstration, before the client places an order with us. Clients may also initially purchase a limited number of licenses before expanding their implementations. Larger clients may purchase our software products as part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in the recognition of our license revenues. If revenues forecasted from a significant client for a particular quarter are not realized or are delayed, as occurred in our second quarter 2001, we may experience an unplanned shortfall in revenues during that quarter. This may cause our operating results to be below the expectations of public market analysts or investors, which could cause the value of our common stock to decline.

WE HAVE TWO MANAGEMENT LOCATIONS AND OTHER FACILITIES AND AS WE CONTINUE TO GROW WE MAY EXPERIENCE DIFFICULTIES FROM THESE FACILITIES

       Certain members of our management team are based at our corporate headquarters located in Portland, Maine, and other members of our management team are based at our sales office in Edison, New Jersey. In addition, as a result of our acquisitions, we have added additional facilities, including an office in London, United Kingdom. As we grow, the geographic distance between these offices could make it more difficult for our management and other employees to effectively communicate with each other and, as a result, could place a significant strain on our managerial, operational and financial resources. Our total revenue increased from $7.5 million in the year ended December 31, 1997 to $36.5 million in the year ended December 31, 2000, and to $42.1 million in the nine months ended September 30, 2001, and the number of our employees increased from 67 as of December 31, 1997 to 370 as of September 30, 2001. To accommodate this growth, we are implementing new and upgraded operating and financial systems, procedures and controls. We may not succeed in these efforts. Our failure to expand and integrate these systems in an efficient manner could prevent us from successfully implementing our business model. If we continue to grow, we will need to recruit, train and retain a significant number of employees, particularly employees with technical, marketing and sales backgrounds. Because these individuals are in high demand, we may not be able to attract the staff we need to accommodate our expansion.

WE ARE HIGHLY DEPENDENT UPON THE HEALTHCARE INDUSTRY AND FACTORS WHICH ADVERSELY AFFECT THAT MARKET COULD ALSO ADVERSELY AFFECT US

       Most of our revenue to date has come from pharmaceutical companies and a limited number of other clients in the healthcare industry, and our future growth depends, in large part, upon increased sales to the healthcare market. In the first nine months of 2001, one customer, Premier, Inc., accounted for approximately 15 percent of our total revenues. As a result, demand for our solutions could be affected by any factors which could adversely affect the demand for healthcare products which are purchased and sold pursuant to contracts managed through our solutions. The financial condition of our clients and their willingness to pay for our solutions are affected by factors which may impact the purchase and sale of healthcare products, including competitive pressures, decreasing operating margins within the industry, currency fluctuations, active geographic expansion and government regulation. The healthcare market is undergoing intense consolidation. We cannot assure you that we will not experience declines in revenue caused by mergers or consolidations among our clients and potential clients.

OUR EFFORTS TO TARGET MARKETS OTHER THAN THE HEALTHCARE MARKET HAVE NOT YET RESULTED IN SIGNIFICANT REVENUE, AND WE CANNOT BE SURE THAT OUR INITIATIVES IN THESE OTHER MARKETS WILL BE SUCCESSFUL

       As part of our growth strategy, we have acquired companies which target markets other than the healthcare market and have begun initiatives to sell our CARS software suite of products and services in markets other than the healthcare market, including the consumer packaged goods, foodservice and other industries. While we believe that the contractual purchase relationships between manufacturers and customers in these markets have similar attributes to those in the healthcare market, we cannot assure you that our assumptions are correct or that we will be successful in adapting our technology to these other markets. Although we have entered into strategic relationships with Procter & Gamble and Accenture LLP, we do not yet know how rapidly or successfully our purchase contract management software solutions will be implemented in the commercial products and other industries.

OUR EFFORTS TO TARGET MARKETS OTHER THAN THE HEALTHCARE MARKET MAY DIVERT RESOURCES AND MANAGEMENT ATTENTION AWAY FROM OUR CORE COMPETENCIES

In connection with our efforts to expand into other markets, it may be necessary for us to hire additional personnel with expertise in these other industries. We may also have to divert funds, talent, management attention and other resources toward markets that have not traditionally been the primary source of our revenues. The risks of such diversification include the possibility that we will not be successful in generating the revenue we expect from these markets while and the possible detrimental effect of diverting resources from our traditional markets.

OUR BUSINESS MODEL INCLUDES HOSTING OUR SOFTWARE APPLICATIONS ON BEHALF OF OUR CLIENTS AND MAINTAINING THEIR CRITICAL SALES DATA, AND IF OUR SYSTEMS FAIL OR THE DATA IS LOST OR CORRUPTED, OUR CLIENTS MAY LOSE CONFIDENCE IN US

       We offer to host our software products on our computers or on computers hosted on our behalf for access by our clients and we offer to maintain certain of our clients' critical sales data on our computers or on computers hosted on our behalf. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, human error, computer viruses, intentional acts of terrorism or vandalism and similar events could damage these systems and result in loss of customer data or a loss in the ability of our clients to access the software we are hosting for their use. Our clients would lose confidence in us and could stop doing business with us if our systems were affected by any of these occurrences or if any client data were lost. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems or loss of data.

WE MAY NOT BE SUCCESSFUL IN ACQUIRING NEW TECHNOLOGIES OR BUSINESSES AND THIS COULD HINDER OUR EXPANSION EFFORTS

       We intend in the future to consider additional acquisitions of or new investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify appropriate acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

IF WE DO ACQUIRE NEW TECHNOLOGIES OR BUSINESSES, WE MAY HAVE DIFFICULTY INTEGRATING THOSE NEW TECHNOLOGIES OR BUSINESSES

       We have acquired Chi-Cor Information Management, Inc. ("ChiCor"), Intersoft International, Inc., I-many International Ltd., and Provato, Inc., which are located in Chicago, Illinois, Cleveland, Ohio, Oakland, California, and London, United Kingdom, respectively. Any other company that we acquire is likely to be distant from our headquarters in Portland, Maine and will have a culture different from ours as well as technologies, products and services that our employees will need to understand and integrate with our own. We will have to assimilate those employees, technologies and products and that effort is difficult, time-consuming and may be unsuccessful. If we are not successful, our investment in the acquired entity may be lost, and even if we are successful, the process of integrating an acquired entity may divert our attention from our core business.

IF WE DO ACQUIRE NEW TECHNOLOGIES OR BUSINESSES, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED

       In connection with our acquisitions of ChiCor, Vintage Software, Inc. ("Vintage"), Intersoft, and I-many International, we have recorded $26.8 million of intangible assets, the amortization of which will adversely affect our results of operations in future periods. In addition, we recorded a $3.0 million charge during the third quarter of 2001 in connection with a restructuring of the Company's operations and the abandonment of its proprietary Internet portal. In addition, we recorded a $2.7 million write-off of in-process research and development in connection with our acquisition of Provato, Inc.

OUR FIXED COSTS HAVE LED, AND MAY CONTINUE TO LEAD, TO FLUCTUATIONS IN OPERATING RESULTS WHICH HAS RESULTED, AND COULD IN THE FUTURE RESULT, IN A DECLINE OF OUR STOCK PRICE

       A significant percentage of our expenses, particularly rent, are fixed costs and are based in part on expectations of future revenues. In addition, our personnel costs, while variable over the long term, include commitments such as executive severance and similar expectations for other employees. Thus, we may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in revenues. Accordingly, shortfalls in revenues, as we experienced in the second quarter of 2001, may cause significant variations in operating results in any quarter. If our quarterly results do not meet the expectations of market analysts or investors, our stock price is likely to decline.

WE HAVE MANY COMPETITORS AND POTENTIAL COMPETITORS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

       The market for our products and services is competitive and subject to rapid change. We encounter significant competition for the sale of our contract management software from the internal information systems departments of existing and potential clients, software companies that target the contract management markets, professional services organizations and Internet-based merchants offering healthcare and other products through online catalogs. In addition, we encounter competition for our contracting portal from other Internet-based exchanges, including exchanges established by manufacturers of healthcare products. Our competitors vary in size and in the scope and breadth of products and services offered. We anticipate increased competition for market share and pressure to reduce prices and make sales concessions, which could materially and adversely affect our revenues and margins.

       Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees and strategic partners. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater market acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. We cannot assure you that we will be able to compete successfully or that competitive pressures will not require us to make concessions that will adversely affect our revenues and our margins, or reduce the demand for our products and services.

WE RELY SIGNIFICANTLY UPON CERTAIN KEY INDIVIDUALS AND OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO RETAIN THEM

       We depend on the services of our senior management and key technical personnel. In particular, our success depends on the continued efforts of A. Leigh Powell, our Chief Executive Officer, and other key employees. The loss of the services of any key employee could have a material adverse effect on our business, financial condition and results of operations.

OUR CHARTER AND BYLAWS COULD DISCOURAGE ACQUISITION PROPOSALS, DELAY A CHANGE IN CONTROL OR PREVENT TRANSACTIONS THAT ARE IN YOUR BEST INTERESTS

       Our certificate of incorporation and bylaws state that any action that can be taken by stockholders must be done at an annual or special meeting and may not be done by written consent, and require reasonable advance notice of a stockholder proposal or director nomination. Furthermore, the chairman of the board, the president, the board of directors and the holders of at least 30% of the shares of our capital stock are the only people who may call a special meeting. The amended and restated certificate of incorporation and amended and restated bylaws also provide that members of the board of directors may only be removed by the vote of the holders of a majority of the shares entitled to vote for that director. In addition, the board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue 5,000,000 shares of preferred stock. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of management, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may limit your ability to approve other transactions that you find to be in your best interests. See "Description of Capital Stock" and "--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY

       The market price of our common stock has been highly volatile and may continue to fluctuate substantially. As a result, investors in our common stock may experience a decrease in the value of their shares regardless of our operating performance or prospects. In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation was often brought against that company. Many technology-related companies have been subject to this type of litigation. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

       The public offering price per share offered pursuant to this Prospectus may significantly exceed the net tangible book value per share. If we were to liquidate, investors purchasing shares in this offering would most likely receive a per share amount of tangible assets net of liabilities that would be less than the public offering price per share.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "believes," "intends," "expects," "anticipates," "plans," "estimates," "should," "may," "will," "scheduled" and similar expressions to identify forward-looking statements. Our forward-looking statements apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above under "Risk Factors" and elsewhere in this prospectus.

       Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, other than as required by law.

                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.

       The selling stockholders will pay any expenses incurred by it for brokerage, accounting, tax or legal services or any other expenses incurred by it in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                              SELLING STOCKHOLDERS

       We issued a portion of the shares of common stock covered by this prospectus (a) to Ozro, Inc. ("Ozro") in connection with our acquisition of a license to use, modify, and commercialize certain software and other intellectual property of Ozro, (b) in connection with our acquisition of I-many International (the "IMI Acquisition"), which took place on April 9, 2001 (c) pursuant to the merger of ChiCor with and into one of our wholly-owned subsidiaries, which took place on November 16, 2000 (the "ChiCor Merger") and
(d) in connection with our acquisition of Vintage, which took place on January 25, 2001 (the "Vintage Acquisition"). The table below sets forth, to our knowledge, certain information about the selling stockholders as of December 31, 2001. Such information has been provided to us by the selling stockholders.

       We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may decide to not sell any or all of the shares offered by this prospectus. Because the selling stockholders may sell all or some of the shares offered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. For the shares offered hereby, we have agreed to keep the registration statement of which this prospectus is a part effective for one year or until all such shares offered hereby are sold, whichever comes first.

       The shares offered hereby by Ozro are being registered pursuant to the terms of the Registration Rights Agreement among us and Ozro. We have agreed to file a registration statement relating to the shares issued.

       The shares offered hereby by the former IMI stockholders are being registered pursuant to the terms of the Share Purchase Agreement, dated as of April 9, 2001, among us and certain stockholders of IMI (the "IMI Purchase Agreement"). The shares represent 50% of the shares issued at the closing of the IMI Acquisition.

       The shares offered hereby by the former ChiCor stockholders are being registered pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of November 3, 2000, among us, ChiCor, certain stockholders of ChiCor and our wholly-owned subsidiary (the "ChiCor Merger Agreement"). The shares represent certain earn-out and general escrow shares issued pursuant to the ChiCor Merger Agreement that we have agreed to register upon our filing of certain registration statements.

The shares offered hereby by the former Vintage stockholders are being registered pursuant to the terms of the Agreement and Plan of Merger, dated as of January 25, 2001, among us, Vintage and certain stockholders of Vintage (the "Vintage Agreement"). The shares represent all of the shares issued at the closing of the Vintage Acquisition.

       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and include voting or investment power with respect to shares. Shares of common stock issuable upon exercise of warrants and/or stock options that are exercisable within 60 days after January 11, 2002 are deemed outstanding for computing the percentage ownership of the person holding the warrants and/or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                           SHARES OF COMMON                                         SHARES OF COMMON
                                       STOCK BENEFICIALLY OWNED                                 STOCK TO BE BENEFICIALLY
                                         PRIOR TO OFFERING (3)          NUMBER OF SHARES        OWNED AFTER OFFERING (3)
                                       -------------------------         OF COMMON STOCK        -----------------------
NAME OF SELLING STOCKHOLDER(1)           NUMBER      PERCENTAGE           BEING OFFERED          NUMBER   PERCENTAGE
-----------------                        ------      ----------         ----------------         ------    ----------
Ozro, Inc.                              137,363          *                  137,363                 0         *
Michael Harvey Willstrop(2)(3)          161,011          *                  161,011                 0         *
Satish R. Ganatra(2)(3)                 161,011          *                  161,011                 0         *
James Anthony Stanley(2)(3)              22,977          *                   22,977                 0         *
Douglas Jerger(4)                         5,789          *                    5,789                 0         *
Brian Sullivan(4)                         7,194          *                    7,194                 0         *
James Montrie(4)(5)                      17,972          *                    5,472            12,500         *
Richard Jones(4)(5)                      17,722          *                    5,222            12,500         *
James Adams(4)                            1,014          *                      451               563         *
Robert Wermers(4)(5)                      1,798          *                      423             1,375         *
Andrew Jacomet(4)(5)                        885          *                      135               750         *
Timothy Vollman(4)                       54,186          *                   29,186            25,000         *
Karl F. Effgen(4)                         9,235          *                    9,235                 0         *
Effgen - Profit Sharing Plan(4)           2,091          *                    2,091                 0         *
Randall H. Wilson(4)(5)                   1,321          *                       71             1,250         *
Samuel F. Walters(4)(5)                   1,393          *                      143             1,275         *
Jamon P. Moore(4)(5)                      1,071          *                       71             1,000         *
Colin McGuigan(4)(5)                      1,268          *                      143             1,125         *
John McCormick(4)(5)                      1,321          *                       71             1,250         *
Omar Bey(6)                              54,548          *                   17,048            37,500         *
Erik Sieverding(6)                       54,548          *                   17,048            37,500         *

-------------------
* Less than one percent.

(1) The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.

(2) Employee of I-many International Limited, one of our wholly-owned subsidiaries.

(3) For purposes of this prospectus, shares of common stock beneficially owned prior to and after the offering include shares held in escrow as of April 9, 2001 to secure indemnification obligations under the IMI Purchase Agreement. Shares do not include shares sold or which may be sold by the former IMI stockholders under our Registration Statement on Form S-3 (Registration No. 333-68924), filed with the SEC on September 12, 2001.

(4) Shares do not include shares sold or which may be sold by the former ChiCor stockholders under (a) our Registration Statement on Form S-1 (Registration No. 333-64976), filed with the SEC on July 12, 2001, as amended by the Post-Effective Amendment No. 1 to Form S-1 on Form S-3, filed with the SEC on August 10, 2001, or (b) our Registration Statement on Form S-3 (Registration No. 333-68924), filed with the SEC on September 12, 2001.

(5)    Employee of Chicor Inc., one of our wholly-owned subsidiaries.

(6)    Former shareholder of Vintage Software, Inc.

                                    DILUTION

       This offering is for sales of stock by our existing stockholders on a continuous or delayed basis in the future. Sales of common stock by stockholders will not result in a change to our net tangible book value per share before and after the distribution of shares by the selling stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

                              PLAN OF DISTRIBUTION

       The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

       - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

       - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

       - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       -    an over-the-counter distribution;

       -    in privately negotiated transactions; and

       -    in options transactions.

       In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

       To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial


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

institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholder may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

       In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated immediately prior to the sale.

       In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for a selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

       In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

       We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

       At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

       We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

       For the shares offered hereby by Ozro, we have agreed with Ozro to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) one year after the effective date of this registration statement.

We have agreed with the former IMI stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) one year or (ii) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

For the shares offered hereby by the former ChiCor stockholders, we have agreed with the former ChiCor stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) one year or (ii) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

       For the shares offered hereby by the former Vintage stockholders, we have agreed with the former Vintage stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) sixty days or (ii) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

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

                                  LEGAL MATTERS

       The validity of the shares of common stock offered hereby will be passed upon by our General Counsel, Robert G. Schwartz, Jr.

                                     EXPERTS

       The financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

       This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                       INCORPORATION OF CERTAIN DOCUMENTS

   The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part to this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1)  Our Annual Report on Form 10-K for the year ended December 31, 2000;

(2)  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

(3)  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

(4)  Our quarterly Report on form 10-Q for the quarter ended September 30, 2001;

(5)  Our Current Report on Form 8-K filed on April 24, 2001;

(6)  Our Current Report on form 8-K filed on August 30, 2001, as amended; and

(7) The description of our common stock contained in our Registration Statement filed June 23, 2000 under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for purposes of updating such description.

       You may request a copy of these documents, which will be provided to you at no cost, by contacting:

                                  I-many, Inc.
                               537 Congress Street
                              Portland, Maine 04101
                          Attention: Ed Lawrence, Esq.
                            Telephone: (207) 774-3244
                                WWW.IMANYINC.COM


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